Postal Code 20549-0405

								December 10, 2004


via facsimile and U.S. mail

J. Michael Carr
Chief Executive Officer and President
Pioneer Railcorp
1318 South Johanson Road
Peoria, Illinois  61607

Re:  	Pioneer Railcorp
	Schedule 13E-3 filed November 9, 2004
	File no. 5-47260

	Preliminary Schedule 14A filed November 9, 2004
	File no. 1-12072

	Form 10-KSB for the fiscal year ended December 31, 2003
	File no. 1-12072
	Filed March 18, 2003

Dear Mr. Carr:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Schedule13E-3

General
1. We note that you identify Pioneer Railcorp and Pioneer Merger Corporation as the only filing persons. Please advise us why you believe that Mr. Brenkman should not be added as a filing person on the Schedule 13E-3, as he appears to be an affiliate engaged in this going private transaction. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

Alternatively, please revise to include him as a filing person on the
Schedule 13E-3. Please note that an added filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule
13E-3 and its instructions for any filing person added in response to this comment. For example, include a statement as to whether the person believes the Rule 13E-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-
3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).
Preliminary Proxy Materials
General
2. Please provide updated interim financial and pro forma information pursuant to Item 1010 of Regulation M-A.
3. It appears that the electronically filed proxy statement is missing the front cover page of Schedule 14A. Please revise. Refer to Schedule 14A.
4. Please expand the legend required by Rule 13e-3(e)(1)(iii) to make clear that any representation contrary to the legend is a criminal offense.

Letter to Shareholders
5. Please clearly state, as you indicate on page 28, that shareholders wishing to exercise their appraisal rights under Iowa law must, before a shareholder vote on the merger, deliver to Pioneer
Railcorp written notice of his or her intent to demand payment for shares when and if the merger is effectuated; and either abstain from voting on, or vote against the merger. Also, please provide a cross reference to the section of the proxy where you provide a complete description of the rights of appraisal under Iowa law.
6. Here, and elsewhere in the filing, you should consider indicating the total dollar value of the offer.

Important Notices, page 5
7. We advise you to move this section to another section of the proxy statement, preferably after you explain the most material aspects of the going private transaction. For example, this disclosure should appear after the questions and answers section.
8. We do not understand why you advise shareholders that by accepting receipt of the proxy statement, they agree not to permit any reproduction or distribution of its contents in whole or in part.
9. Please delete the third paragraph of this section. Security holders are entitled to rely upon the document.

Table of Contents, page 6
10. Please also list the appendices to the proxy in the table of contents.

Summary Term Sheet, page 7
11. The summary term sheet should "briefly" describe the material terms of the transaction in bullet point format. See Item 1001 of
Regulation M-A.   Further revise your information to provide a
clear
presentation of information that is material to investors. For example, your "overview of the merger" section repeats the terms of the transaction that you describe under "purpose, structure and effects of the merger." You repeat that holders of fewer than 2,000 shares will receive $2.85 per share and holders of 2,000 or more shares will continue to represent one share of Pioneer Railcorp common stock after the merger. Please revise to avoid such redundancy. Refer to Part II.F.2.a of SEC Release No. 33-7760 (October 22, 1999) for a discussion of the items that should be discussed in the summary term sheet.
12. Please revise the summary term sheet so that it appears in bullet point format. See Item 1001 of Regulation M-A.
13. Revise the summary term sheet to disclose the number and percentage of outstanding shares held by unaffiliated security holders that must be voted in favor of the merger in order to approve the transaction.

Recommendation of the Board of Directors, page 8
14. Item 1014(a) of Regulation M-A requires that each filing person make a fairness determination with respect to the unaffiliated shareholders. We note your disclosure indicating that the board of directors believes the transaction is fair to all Pioneer Railcorp security holders, including those not affiliated with Pioneer Railcorp." Revise the disclosure throughout the document to clarify that the fairness determinations have been made with respect to unaffiliated shareholders alone. See also, for example, page 17. Also, include a fairness discussion for unaffiliated shareholders who will retain an interest in the company and those unaffiliated shareholders who will not. See Item 1014(a) of Regulation M-A and Question and Answer No. 19 in Exchange Act Release No. 34-17719 (April 13, 1981). Please revise as necessary.
15. Your disclosure on the bottom of page 15 indicates that Mr. Brenkman did not participate in the Board`s determination. Please revise here and throughout the document to reflect Mr. Brenkman`s abstention.

Conditions to the merger, page 9
16. Please update disclosure to indicate the current status of your plans to finance the merger with a $5 million loan from National City
Bank as discussed at page 26. Indicate here that financing is not yet assured. Confirm to us that when the financing is complete, you will file the relevant agreements as exhibits to your document.

How was the Cash Price Determined.

Questions and Answers About the Special Meeting and the Merger,
page
11
17. We note that proxies solicited for this meeting will be valid even if the meeting is postponed or adjourned. Advise us whether the company will use discretionary authority to vote proxies voted in favor of the merger in favor of adjourning the meeting to solicit additional proxies. Please note that the ability to adjourn a meeting to solicit additional proxies is not a matter incidental to the conduct of the meeting. See Rule 14a-4. To the extent that you wish to vote the proxies in this way, you must provide another voting box on the proxy card so shareholders may decide whether to grant a proxy to vote in favor of adjournment for the solicitation of additional votes.
18. Revise the Q&A on page 12 and the disclosure on page 19 to disclose that the valuation report is filed as an exhibit to the
Schedule 13E-3 and is available on EDGAR. File the valuation report as an exhibit to the Schedule 13E-3 as required by Item 1016(c) of Regulation M-A. Clarify whether the valuation report is the report summarized on pages 19-22. If not, revise the document to summarize the report as required by Item 1015(b)(6) of Regulation M-A.

Special Factors, page 13
19. Clarify how you will treat those who hold shares in street or nominee name in the merger. Will you look through the nominee and cash out each shareholder who holds fewer than 2000 shares, or will you conduct the transaction at the record holder level?  It
appears
from page 18 that the determination will be made at the record holder
level. If true, revise to clarify and highlight that security holders who hold their shares in street name and hold fewer than 2000 shares will be unable to predict whether they will be cashed out in
the merger unless they take action to become holders of record. Background of the merger proposal, page 13
20. Clarify the board`s reasons for soliciting the transaction at this time. Given your statement that "[t]hese and other SEC registration related costs have been increasing over the years" and that Sarbanes-Oxley was enacted nearly two years ago, please revise
to explain why you seek to undertake the going private transaction at
this time, rather than other times in your operating history.  See
Item 1013(c) of Regulation M-A.
21. Each presentation, discussion, or report held with or
presented
by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Donnelly Penman or other third parties during your evaluation of the transaction and file any written materials, as
exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-
3
and Item 1016(c) of Regulation M-A. Please summarize the alternative structures associated with the transaction that were discussed at the meeting. For each Item 9 report, disclose the date of the contact, the names of the parties in attendance, the identification of the persons who initiated the contact, a summary of the dialogue and the information exchange and the basis of any views expressed. Among other items, the written materials include analyses, talking papers, drafts, summaries or outlines.
Summarize any discussions that management had with Donnelly Penman in connection with the advice it sought concerning financial terms of the transaction and any meetings or discussions that the advisor had with senior management during the course of discussions described on pages 15 and 16. We note that Donnelly Penman conducted several meetings with senior management in preparation for its report titled
Pioneer Railcorp Valuation as of June 30, 2004. Please revise as necessary.
22. To the extent possible, please quantify the estimated costs associated with undertaking the alternative methods of going private you discuss on page 14.
23. We note that you chose a merger structure over a reverse stock split, in part, because you will be able to cash out warrant holders in a merger. Revise this section to disclose who holds these warrants. Also disclose what would happen to the warrants in a reverse stock split. In addition, we note that almost half of Mr. Brenkman`s 40.22% beneficial ownership is attributable to warrants.
We also note the number of warrants held by other board members. Revise the fairness section to clarify what consideration the board and each filing person gave to this fact in considering the fairness of this transaction with respect to each group of unaffiliated security holders. Also revise to disclose, with respect to each filing person, the extent to which the ability to cash out warrant holders is a reason for structuring the transaction in this way, as required by Item 1013(b) of Regulation M-A. Finally, quantify the payments each director and filing person will receive as a result of cashing out warrants and explain what consideration the board and other filing persons gave to these payments in reaching their fairness determinations. Clarify whether any members of the special committee hold warrants.
24. Expand your discussion of the background of the merger to describe all meetings, negotiations, contacts, etc. among board members and management. Identify the participants in and initiator of each meeting or contact. Disclose the date of each meeting or contact and revise your discussion of meetings to describe the content of those discussions to give readers a better sense of the background. Please note that while the following list is not intended to be exhaustive, the points noted below provide examples of disclosure that should be revised to disclose the following:

- who first proposed the possibility of going private and the date on which this occurred
- the date when management contacted Donnelly Penman for advice concerning the financial terms of the transaction
- identify all persons present at each meeting
- identify the members of "management" who engaged in the various actions describe here
- the substance of the discussions between board members on whether outside financing would be required to fund the repurchase of the securities in a going private transaction
- identify the members of the special committee
- include a discussion of the questions posed by the board when Donnelly Penman presented its valuation report
- when the special committee approved and recommended the proposed merger
- when Mr. Brenkman decided and announced that he felt it would be inappropriate to participate in the board`s decision regarding pricing considerations and approval of the transaction
- when and who participated in the discussions regarding the terms of the proposed Agreement and Plan of Merger
- explain the number of factors considered by the board in unanimously approving the merger agreement and merger
- clarify whether Mr. Brenkman was present for the board`s vote even though he abstained
25. From the disclosure, it is unclear if the board or Donnelly Penman first initiated the discussion on the consideration that shareholders would receive. Please revise to clarify who initiated selecting the proposed price of $2.85 per share to shareholders receiving cash and $0.85 per warrant to be paid to warrant holders.
We also note your disclosure on page 19 that Donnelly Penman did not recommend the amount of consideration to be paid in the going private transaction. Also, disclose to explain the bases on which the board selected the merger consideration.
26. Please clarify in the proxy statement when Donnelly Penman summarized the valuation report for the board. Was it at the September 20, 2004 meeting? Did a representative from Howard and Howard make a presentation at the same meeting? Please revise to clarify.



Structure of the merger, page 17
27. To the extent individual affiliates of Pioneer Railcorp are included as filers on the Schedule 13E-3 (see comment no. 1 above), provide the disclosure regarding net book value and net earnings required by Instruction 3 to Item 1013 of Regulation M-A.

Financial fairness, page 18
28. Clarify who managed the relationship with the financial advisor.
In the background section, you state that they were hired by the special committee, but here you state that the "board imposed no limitations" on the financial advisor.
29. Clarify whether any portion of the financial advisor`s fee is contingent upon the success of the transaction.
30. We suggest that you take each analysis to the next step. In other words, discuss what a range of numbers you disclose means and how they impact or relate to the determination that the transaction is fair. For each analysis, please explain what each of the calculations in the analysis mean. What are they intended to show?

Recent trading analysis, page 19
31. Expand disclosure to briefly discuss the periods analyzed by Donnelly Penman and why. Currently, you provide only the prices as of September 9, 2004.
32. We note that Donnelly Penman considered the future prospects and forecasted earnings trends of Pioneer Railcorp in rendering its fairness opinion. For example, Donnelly Penman prepared a discounted cash flow analysis estimating debt-free after tax cash flows that Pioneer might produce from January 1, 2004 through December 31, 2008.
In this regard, disclose all of the forecasts that management provided to Donnelly Penman. In addition, please disclose and quantify the material assumptions underlying the financial projections the advisor developed and included in its analysis.

Recommendation of our board of directors, page 22
33. Each filing person must include a statement as to whether it believes that the Rule 13e-3 transaction is procedurally and substantively fair to each group of unaffiliated security holders and an analysis of the factors upon which each relied in reaching a conclusion. See Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange
Act Release No. 34-17719 (April 13, 1981). Please revise to specifically address both substantive and procedural fairness to each group of unaffiliated shareholders for each filing person on the
Schedule 13E-3.
34. We note that the board`s recommendation references the
financial
advisor`s findings as the bases for the board`s fairness determination. Please clarify here that the board has adopted the analyses of the financial advisor.
35. The factors listed in Instruction 2 to Item 1014 are those generally considered relevant in addressing the substantive fairness of a Rule 13e-3 transaction and should be discussed.  To the extent
any such factors were not considered or deemed relevant in the context of this particular transaction, that fact may be important for shareholders in assessing the transaction and the company`s fairness determination. See Exchange Act Release No. 17719 (April 13, 1981). Please note that the Board`s adoption of Donnelly Penman`s fairness determination may not be sufficient as their analysis does not appear to have addressed each of the Instruction 2 factors.
36. Revise to clarify what consideration each filing person gave to the fact that management and the board, rather than the special committee, determined the structure of and procedural safeguards necessary for this transaction.
37. Please revise to discuss the procedural safeguards set forth in
Item 1014(d)-(e).
38. Revise to explain the basis for the Board`s belief as to the procedural fairness to unaffiliated shareholders notwithstanding the absence of the procedural safeguards identified in Items 1014(c) and
1014(f).
39. Revise to clarify what consideration the board gave to the fact that one of the adverse effects of the merger will be that unaffiliated shareholders will be required to surrender their shares involuntarily in exchange for a cash price determined by the board and that shareholders will not have the right as a result of the reverse stock split to liquidate their shares at a time and for a price of their choosing. Also clarify the board`s consideration of the fact that the company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange
Act and that officers of the company will no longer be required to certify the accuracy of its financial statements.
40. Each filing person must disclose every reason for the particular structure of the transaction. We note the positive factors discussed on page 23 regarding the income tax treatment of the transaction. It appears that the beneficial tax consequence that the company`s officers and directors will not be taxed on this transaction may have been one reason for this transaction structure. If so, revise to disclose this fact as required by Item 1013(b) of Regulation M-A.

Position of Pioneer Merger Corporation, page 24
41. Please consider the above comments relating to the findings of the Pioneer Railcorp board that are applicable to the fairness discussion of Pioneer Merger Corporation. Make corresponding revisions to the disclosure here. For example, Pioneer Merger Corporation needs to specifically state its belief as to procedural and substantive fairness to each group of unaffiliated shareholders.



Interests of Certain Persons in the Merger, page 25
42. Revise this section to clarify the difference between "ownership" and "beneficial ownership."

Financing of the Merger, page 26
43. We note that you do not have committed financing in place. Please ensure that you revise this disclosure to provide the information required pursuant to Item 1007(d) of Regulation M-A when you secure such financing arrangements. In the alternative, if financing is not assured, you are required to include the information required by Item 14(c)(1) of Schedule 14A in this filing for Pioneer
Merger Corporation.  See Instruction 2 to Item 14 of Schedule 14A.

Material U.S. federal income tax consequences of the merger, page
30
44. Revise to provide further information regarding the tax consequences to holders who are cashed out in the merger. For example, provide additional detail regarding the Section 302 tests.

Backup withholding, page 31
45. Please revise to eliminate the statement that "this discussion is only intended to provide you with a general summary and is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the merger." We believe this statement might suggest that your shareholders may not rely on the description of material tax consequences included in your proxy statement and you are required to disclose the material tax consequences. Similarly, revise to delete your statement that the discussion "summarizes" the material tax consequences.
46. Discuss the federal tax consequences of the Rule 13e-3 transaction on each filing party. See Item 1013(d) of Regulation M-
A.

Pro Forma Effect of the Merger, page 31
47. Your pro forma earnings per share for the six months ended
June
30, 2004 does not agree to the pro forma earnings per share amount disclosed on the face of your pro forma consolidated income statements for the six-month ended June 30, 2004 on page 45 of the document. Please correct this discrepancy.

Pro Forma Consolidated Financial Statements, page 42
48. Although you are a small business issuer, some of our following comments cite Regulation S-X as Instruction 2 of Item 310 in Regulation S-B refers registrants to the guidance in Article 11 of Regulation S-X to the extent pro forma presentation requirements.
49. We were unable to recompute the amount of $1,339,500 related to the 480,000 shares cashed out in the merger. Please supplementally tell us how you calculated this amount or revise as appropriate.
50. You state that you have incurred or will incur $219,700 in costs and expenses relating to the merger, and the pro forma financial statements include an adjustment for these incremental costs. In addition to being directly attributable to the merger, the pro forma adjustments must also be factually supportable and expected to have a continuing impact such that the pro forma statements of operations should be indicative of the ongoing entity. Refer to Rule 11-02(b)(6) of Regulation S-X. In this regard, it appears these costs are nonrecurring without a continuing impact. Please revise your annual and interim pro forma financial consolidated income statements to exclude this adjustment, as these charges should solely be disclosed separately in the notes without adjustment to the pro forma income statements. Refer to the guidance in Rule 11-02(b)(5) of Regulation S-X.
51. You state that you anticipate cost savings of $150,000 as a result of the merger. To the extent that these costs are a directly attributable to no longer being a public company (e.g. fees related to accounting, legal, printing, SEC fees, etc) and are significant to your results of operations, you should specifically include the reduction of these costs as an adjustment to your pro forma statement of operations as they give effect to the merger and are indicative of the ongoing entity. Be advised these amounts must also be factually supportable. Please revise your annual and interim pro forma income statements as appropriate.
52. Please reference the pro forma adjustments on the face of your consolidated balance sheet and income statement to the footnotes, which clearly explain the assumptions involved in the determining the amount.

Pro Forma Consolidated Balance Sheet, page 43
53. We note that you have included pro forma adjustments that increase cash and accrued liabilities by $132,070 and $127,426, respectively, on the face of the consolidated balance sheet. However, it is unclear from your footnote how these pro forma adjustments related to the merger transaction and what assumptions are involved. Please advise and also tell us how you determined or calculated theses amounts. Similarly clarify in your footnotes.

Pro Forma Consolidated Income Statement for the fiscal year ended December 31, 2003, page 44
Pro Forma Consolidated Income Statement for the six months ended
June
30, 2004, page 45
54. You include pro forma adjustments for interest expense and provision for income taxes on both your pro forma consolidated income statement for the year ended December 31, 2003 and the six months ended June 30, 2004. Please tell us and clarify in your footnotes the assumptions involved and specifically how these amounts were calculated or determined. In this regard, it appears the annual interest expense on the $5,000,000 borrowing at 6% interest rate would be $300,000. Also, please note that the guidance in Instruction 7 to Rule 11-02(b) of Regulation S-X provides that tax adjustments normally should be calculation at the statutory rates. Please revise accordingly.
55. Please disclose in the footnotes to the pro forma consolidated financial statements your pro forma EPS calculation for both the fiscal year ended December 31, 2003 and six months ended June 30, 2004, and reference the EPS amounts included on the face of your income statements to the respective pro forma EPS calculation. In addition, please disclose the number of shares used to compute the per share amounts on the face of the pro forma consolidated income statement. Refer to guidance in Rule 11-02(b)(7) of Regulation S-X.

Documents incorporated by reference, page 46
56. We note that you have incorporated by reference the information required by Item 14(c)(2) of Schedule 14A. Please note that this information may be incorporated by reference into the filing to the same extent as would be permitted by Form S-4. See Item 14(e)(1) of
Schedule 14A and Part C, Item 15 of Form S-4. However, it does not appear that your public float is sufficient and, therefore, you are probably not eligible to incorporate by reference. Please revise your disclosure to remove your reference to incorporation by reference and to include any disclosure that you were incorporating into the document by reference to the Form 10-K or advise us why you believe you can incorporate by reference.
57. If you continue to elect to incorporate the financial information by reference after reviewing the preceding comment, then provide at least the summary information required by Item 1010(c) of Regulation
M-A, including the ratio of earnings to fixed charges and book value per share. For guidance, see Instruction 1 to Item 13 of Schedule 13E-3.
58. Advise us of the authority on which you rely to incorporate by reference any additional documents that you may file with the SEC between the date of this document and the date of the special meeting or revise the disclosure to indicate that you will specifically amend the Schedule 13E-3 and Schedule 14A to include the information if filed to the extent required to fulfill your disclosure obligation.

Other
59. In connection with responding to our comments, please provide, in writing, a statement from the each filing person acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Form 10-KSB for fiscal year ended December 31, 2003
60. Confirm supplementally that future Form 10K-SB filings will be signed by your principal executive officer and your controller or principal accounting officer. Refer to General Instruction C to Form
10-KSB.

Closing Comments

	Please file an amended Schedule 13E-3 and Schedule 14A in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See
Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provide any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Please direct any questions regarding the accounting comments to
Jean Yu, Staff Accountant, at (202) 824-5421, or in her absence, to
Linda Cvrkel, Branch Chief - Accountant, at (202) 942-1936. For questions on other comments, please contact Johanna Vega Losert, Attorney-Advisor, at (202) 942-2931, or Susan Guerrier, Attorney-
Advisor at (202) 942-1965.   You may also reach me at (202) 942-
2920.

							Sincerely,


							Michael Pressman
							Special Counsel
							Office of Mergers and
Acquisitions




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Pioneer Railcorp
December 10, 2004
Page 1





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE